UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number: 000-30084

LINUX GOLD CORP.
(Translation of registrant's name into English)

1103-11871 Horseshoe Way, Richmond, B.C., Canada V7A 5H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUBMITTED HEREWITH

Exhibits

99.1	Management Proxy Circular
99.2	Notice of Meeting
99.3	Management Discussion and Analysis - Form 52-109
99.4	Audited financial statements for the year ended February 29, 2004
99.5	Form of proxy
99.6	News Release - July 12, 2004
99.7	Financial Statements - May 31, 2004
99.8	Management Discussion and Analysis - May 31, 2004 Interim Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINUX GOLD CORP.
(Registrant)

Date: December 15, 2004	By:	/s/ John Robertson

John Robertson
	Title:	President